PARLUX FRAGRANCES, INC.

3725 S.W. 30th Avenue

Fort Lauderdale, Florida 33312

VIA EDGAR AND FEDERAL EXPRESS

April 12, 2006

Ms. Peggy Kim

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

Parlux Fragrances, Inc.

Registration Statement on Form S-3

Filed March 9, 2006

File No. 333-132288

Dear Ms. Kim:

This letter is submitted on behalf of Parlux Fragrances, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Company's Registration Statement on Form S-3 relating to the registration of the Company's common stock, filed on March 9, 2006, File No. 333-132288 (the “Registration Statement”), as set forth in your letter to dated March 24, 2006.  The Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the staff’s comments.

In addition, we have attached as supplemental information, a copy of Amendment No.1, marked to show changes, as well as a copy of a letter from our external auditors dated March 13, 2006, for which we have included additional disclosure under the heading “Material Changes” on page 12. For reference purposes, the text of each of the staff’s numbered comments has been provided herein in bold.  Our responses follow each of the comments.  All references in the text of our responses to page numbers refer to pages in Amendment No. 1, unless otherwise indicated.

April 12, 2006

Common Stock Registration, page 11

1.

We note that in footnote (2) you indicated that 30,000 shares were sold pursuant to Rule 144.  Since the shares have been sold, please revise to identify the appropriate selling stockholder, or advise us.

Response: The above mentioned 30,000 shares sold by Esther Egozi Choukroun, as well as an additional 10,000 shares sold by David Stone subsequent to the filing of the Registration Statement, were sold on the open market using Rule 144.  Therefore, they need not be registered and, accordingly, have been removed from the Registration Statement.

Incorporation of Certain Documents by Reference, page 14

2.

Please revise to incorporate by reference your Form 8-Ks filed on July 29, 2005 and January 17, 2006.

Response:  The two aforementioned Form 8-Ks have been incorporated by reference on page 15 of Amendment No. 1.

Undertakings, II-2

3.

Please revise your undertakings to include the undertakings of Item 512(a) (5) and (h) of Regulation S-K.

Response: The undertakings have been revised to include Item 512(a) (5) and (h) of Regulation S-K on II-2.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (954) 316-9008, Ext. 117, or our counsel, Matthew C. McMurdo at (212) 660-3049, if you have any questions or require additional information.

Sincerely,

/s/ Frank A. Buttacavoli

Frank A. Buttacavoli

Executive Vice President / COO / CFO

cc:  Matthew C. McMurdo, Esq.